

December 12, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Galaxy Solana ETF
        Issuer CIK: 0002074409
        Issuer File Number: 333-288318
        Form Type: 8-A12B
        Filing Date: December 12, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. ("Exchange") certifies its approval for listing and registration of shares of the Invesco Galaxy Solana ETF upon official notice of issuance.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications